United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

May 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐ No   ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Press Release
Signatures

Press Release
US GAAP
BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Department of Investor
Relations
Roberto Castello Branco
Alessandra Gadelha
Marcus Thieme
Patricia Calazans
Roberta Coutinho
Theo Penedo
Tacio Neto
Phone: (5521) 3814-4540
WEATHERING THE STORM
Performance of Vale in 1Q09
Rio de Janeiro, May 06, 2009 – Companhia Vale do Rio Doce (Vale) reports a solid financial performance in 1Q09 in face of the most severe global economic downturn in the post-World War period.
To weather the recessionary environment we have been focusing on financial and operational flexibility, seeking to maximizing efficiency, minimizing costs and contributing to rebalance the markets where we operate.
Our endowment of world-class, low-cost assets, financial strength and the rapid response to the dynamics of the recession, have enabled us to continue to generate value across the cycle.
The main highlights of Vale’s performance in 1Q09 were:
•	Gross revenue of US$ 5.4 billion, 27.2% less than the US$ 7.4 billion in 4Q08.

•	Operational profit, as measured by adjusted EBIT(a) (earnings before interest and taxes), of US$ 1.7 billion, 16.3% below 4Q08.

•	Operational margin, as measured by adjusted EBIT margin, of 31.6%, against 27.7% in 4Q08.

•	Cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), of US$ 2.3 billion in 1Q09, compared to US$ 2.7 billion in 4Q08.

•	Net earnings of US$ 1.4 billion, equal to US$ 0.26 per share on a fully diluted basis, the same level as reached in 4Q08.

•	Investment – excluding acquisitions – of US$ 1.7 billion against US$ 3.5 billion in the previous quarter.

•	Dividend distribution of US$ 1.25 billion – US$ 0.24 per common or preferred share — paid on April 30, 2009, corresponding to the first installment of the minimum dividend for 2009.

•	Strong financial position, supported by large cash holdings of US$ 12.2 billion, availability of significant medium and long-term credit lines and a low-risk debt portfolio.
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Urucum Mineração S.A., Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.
1Q09

US GAAP
Table 1 — SELECTED FINANCIAL INDICATORS

	1Q08	4Q08	1Q09%		%
in US$ million	(A)	(B)	(C)	(C/A)	(C/B)
Gross revenues	8,048	7,442	5,421	-32.6	-27.2
Adjusted EBIT	2,915	2,013	1,685	-42.2	-16.3
Adjusted EBIT margin (%)	37.2	27.7	31.6
Adjusted EBITDA	3,729	2,697	2,281	-38.8	-15.4
Net earnings[1]	2,021	1,367	1,363	-32.6	-0.3
Earnings per share (US$)	0.42	0.26	0.26
Earnings per share fully diluted basis(US$)	0.41	0.26	0.26
ROE (%)[2]	33.2	31.1	28.7
Total debt/ adjusted LTM EBITDA (x)	1.3	1.0	1.0
Capex (excluding acquisitions)	1,695	3,466	1,714	1.1	-50.5

[1]
The net earnings figure for 4Q08 — US$ 1.367 billion —, includes a non-cash extraordinary charge of US$ 950 million derived from the regular annual impairment review for goodwill. For a full description of the impairment test, please see the box “Impairment test ”, on our 4Q08 earnings release.

[2]	Return on equity
1Q09

US GAAP
INDEX

WEATHERING THE STORM	1
Table 1 - SELECTED FINANCIAL INDICATORS	2

• BUSINESS OUTLOOK	4

• REVENUES	8
Table 2 - GROSS REVENUE BY PRODUCT	9
Table 3 - GROSS REVENUE BY DESTINATION	9

• COSTS	10
Table 4 - COST OF GOODS SOLD	12

• OPERATING PROFIT	12

• NET EARNINGS	13

• CASH GENERATION	14
Table 5 - ADJUSTED EBITDA BY BUSINESS AREA	14
Table 6 - QUARTERLY ADJUSTED EBITDA	14

• FINANCIAL STRENGTH	14
Table 7 - DEBT INDICATORS	15

• INVESTMENTS	15

• PERFORMANCE OF THE BUSINESS SEGMENTS	16
• Ferrous minerals	16
Table 8 - IRON ORE AND PELLET SALES BY REGION	18
Table 9 - GROSS REVENUE BY PRODUCT	18
Table 10 - AVERAGE SALE PRICE	18
Table 11 - VOLUMES SOLD	18
• Non-ferrous minerals	19
Table 13 - GROSS REVENUE BY PRODUCT	20
Table 14 - AVERAGE SALE PRICE	20
Table 15 - VOLUMES SOLD	20
Table 16 - SELECTED FINANCIAL INDICATORS	20
• Coal	21
Table 17 - GROSS REVENUE BY PRODUCT	21
Table 18 - AVERAGE SALE PRICE	21
Table 19 - VOLUMES SOLD	21
Table 20 - SELECTED FINANCIAL INDICATORS	21
• Logistics services	21
Table 21 - GROSS REVENUE BY PRODUCT	22
Table 22 - LOGISTICS SERVICES	22
Table 23 - SELECTED FINANCIAL INDICATORS	22

• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	22

• CONFERENCE CALL AND WEBCAST	22

• ANNEX 1 - FINANCIAL STATEMENTS	23
Table 24 - INCOME STATEMENTS	23
Table 25 - FINANCIAL RESULT	23
Table 26 - EQUITY INCOME BY BUSINESS SEGMENT	23
Table 27 - BALANCE SHEET	24
Table 28 - CASH FLOW	25

• ANNEX 2 - VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS	26
Table 29 - VOLUMES SOLD: MINERALS AND METALS	26
Table 30 - AVERAGE SALE PRICE	26
Table 31 - ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT	26
Table 32 - ADJUSTED EBITDA BY BUSINESS SEGMENT	26

• ANNEX 3 - RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	27
Table 32 - Adjusted EBIT	27
Table 33 - Adjusted EBITDA	27
Table 34 - Net debt	27
Table 35 - Total debt / Adjusted LTM EBITDA	28
Table 36 - Total debt / Enterprise value	28
Table 37 - LTM EBITDA adjusted / LTM interest payments	28
1Q09

US GAAP
• BUSINESS OUTLOOK
The global economy is experiencing the deepest downturn for the last 60 years, as the financial crisis spread around the world and adverse feedback loops between the financial and real sector took place.
According to the IMF, global GDP is estimated to have contracted by 6.25% in 4Q08 and to have fallen almost as fast in 1Q09. Most of the developed countries are suffering severe recessions.
The US economy, the epicenter of the financial crisis, was directly impacted by the intensified financial shock and the continued fall in housing. The acceleration of recession that began in December 2007 resulted in a sequential GDP plunge of 6.3% and 6.1%, respectively, in 4Q08 and 1Q09. On the positive side, there was a swing in consumer spending, from a 4.3% decrease in 4Q08 to an increase of 2.2% in 1Q09, and a good deal of the GDP drop came from inventory consumption, which leaves room for a demand recovery in the coming quarters.
Europe and Japan were hit by the collapse in exports as well as by their own financial problems including housing crises in some European countries. In the case of Japan, where exports are a key driver of the aggregate demand, weakness is reinforced by the yen’s strength. Given the rigidities of the European labor and product markets and the slow reaction of the European Central Bank, we expect the recession there to last longer than in other regions.
The performance of emerging economies has been damaged through trade and financial channels. Some of the Asian emerging economies are highly exposed to the decline in external demand for autos, electronic and investment goods. Latin American economies, where there are some of the world’s natural resources powerhouses, were hit by a powerful combination of a terms of trade shock, weak export demand and the sudden stop of credit. Emerging Europe is the most affected group of emerging economies primarily due its high dependence on external financing.
The best performers are China and India, given the small contribution of net exports to demand and the more resilient domestic demand.
Global industrial production, the most volatile and cyclical component of GDP, has been plummeting at an estimated annualized rate of more than 20% at the margin. As a consequence, the demand for minerals and metals has been experiencing an unprecedented contraction.
In addition to its depth, the current recession involves the perverse combination of a substantial financial crisis with a synchronized global downturn. History tells us that recessions with such rare characteristics have been longer and more severe while recoveries are usually sluggish. On the other hand, history also tells us that monetary policy has played an important role in ending recessions and strengthening recoveries.
There has been an aggressive monetary policy response to the current recession. The main central banks have intervened massively to provide liquidity to the financial system through conventional and non-conventional monetary policy tools and have implemented zero or near zero policy interest rates.
Quantitative easing is underway and purchases of corporate and government securities by central banks are expanding money supply as well as reducing yields and compressing spreads. In addition, there is a relatively good degree of international cooperation whilst major moves towards increasing trade, labor and financial protectionism have been avoided so far.
1Q09

US GAAP
The return to sustainable economic growth depends fundamentally on restoring the health of confidence in the financial institutions. Increased bank lending is the key to a steady recovery. Households and businesses that cannot obtain credit are unable to spend and to invest, creating a drag on aggregate demand and GDP. One of the main reasons banks are unwilling to lend is the lack of confidence in the value of the assets they carry in their books, and therefore lack of confidence in whether they have enough capital to avoid insolvency.
In the current environment, aggressive monetary and fiscal policies are catalysts to spur a fast recovery. However, the continuing weakness in real estate markets, the prevailing uncertainty about the health of financial institutions and the crowding out of private savings stemming from rising public sector borrowing requirements are catalysts for a more protracted recovery. One of the byproducts of financial crises is substantial increases in budget deficits arising from the fall in government tax revenues as well as drastic increases in automatic and discretionary fiscal spending.
In the last few days, an outbreak of A/H1N1 flu has arisen. The World Health Organization has issued alerts, warning about the likelihood of an imminent global pandemic.
Given the huge advances in medicine, information technology and logistics, especially over the last decades, it is unlikely that the current episode will cause another shock on the global economy. However, it is a reason for concern, adding more uncertainty to the performance of economic activity.
In the short-term, the data flow is unveiling some signals of stabilization, producing the sensation of “the end of the free fall”. The arrival of this news stimulated a rally in equity prices, a decrease in financial asset price volatility, and contributed to lessen risk aversion, which led to a slight depreciation of the US dollar against some currencies including the Brazilian real, the Canadian dollar, the Australian dollar and the Indonesian rupiah. Needless to say, even though the stock market usually anticipates recoveries, price rallies followed by sharp corrections are not an unusual event during prolonged economic downturns.
While recent currency price changes are not positive for mining companies, there are some positive signals on the demand side originating in large part from China.
Although substantially below the no-change mark of 50, the April 2009 Global Manufacturing PMI rose for the four month in a row. It surged 4.5 points to 41.8 in April, by far the biggest sequential gain in the 12-year history of the survey, suggesting that the worst of the global manufacturing recession may have passed. Simultaneously to a continuous decrease in inventories, new orders are resuming growth. This is a movement that bodes well for the evolution of the demand for minerals and metals as long as the orders/inventory ratio is a leading indicator of industrial production.
In China, contemporaneous and leading indicators of economic activity are also issuing more favorable signals. After a likely zero sequential growth in 4Q08, we estimate China’s GDP to have shown a seasonally adjusted annualized increase of 5% in 1Q09, manufacturing PMI climbed to the +50 region in March registering its fourth consecutive month of growth, new bank lending is surging, passenger car sales were up 10.3% yoy, industrial production rebounded, and fixed asset investment (FAI) strengthened to 28.6% year-on-year in March.
While we believe infrastructure investment is the main driver of FAI acceleration, the strong increase in bank loans to the property sector and the various incentives to housing underlie the rebound in property investment growth to around 7% yoy in March, which is consistent with the sharp recovery in housing sales earlier this year.
1Q09

US GAAP
A sustained recovery in housing sales is a key condition for the performance of Chinese demand for iron ore, as the property sector is responsible for almost 40% of the country’s steel consumption.
Despite the drag on GDP from the weak external demand, we expect an improving performance of China’s economy over the next three quarters bolstered by the strengthening in domestic demand growth, resulting from credit easing and the aggressive government-led infrastructure investment.
As one of the few economies in the world with an expanding economic activity, China’s demand for minerals and metals is recovering from the depressed levels of the last quarter of 2008. To meet its rising demand, Chinese consumers are taking advantage of the buying opportunities created by the lower prices caused by the collapse in global demand. Thus, imports boomed driven by the increased demand as well as by the substitution of high-cost low-quality domestic material.
This is the case of iron ore, where imports reached 131.5 million metric tons in 1Q09, increasing 18.8% yoy. China’s April imports reached 54.3 million metric tons. Given the sharp fall in iron ore spot prices since July 2008, we estimate that a substantial part of the local production capacity is not economically feasible.
In the world ex-China, the demand for iron ore remains extremely weak, with Japan, the world’s second importer, reducing its purchases by 34.4% yoy in 1Q09.
This reflects the large share of carbon steel capacity being kept idle, averaging 50% in the Americas, Europe, and Japan. In 1Q09, global steel output declined 22.8% yoy and 36.9% if we exclude China. The worst performers were North America with a 52.1% yoy drop, Europe with 43.8%, Japan 42.9% and Brazil 42.1%.
Besides discontinuing the production of lower grade iron ore production, Vale has speeded up the implementation of its new marketing policy strategy.
Our iron ore output is under a structural shift with the onset of a trend towards a rising share of the low-cost high-quality Carajás ores, boosting our competitiveness in the global arena. The increasing supply of low quality ores by competitors should help Vale to maximize the capture of the value-in-use of its high quality ores, sold at a price premium over the other products.
The maritime shuttle service initiative – initially involving the order of 12 very large ore carriers and contracts of affreightment (COAs) for 6 new large vessels all of them scheduled to sail from 2011 onwards – is being executed in the short-term through COAs and the acquisition of old ships. As a consequence, we are also selling our iron ore on C&F basis aiming to smooth price volatility to our clients and to increase our competitiveness.
We are enlarging our customer base in China, entering into contracts with midsized steelmakers, which is facilitated by the use of our ships (owned and under COAs) to carry iron ore.
We have been adopting a more flexible stance to iron ore pricing, employing different options in our marketing efforts, including provisional pricing. As a matter of fact, moving forward iron ore products will be priced according to a variety of alternatives, ultimately reflecting the preferences of our clients.
The global demand for nickel is showing some limited signals of improvement.
In the case of stainless steel, despite some structural differences, there is a scenario similar to the one shown by the carbon steel industry. Chinese and Taiwanese production levels are improving with better order books as re-stocking takes place. In contrast, in Europe, in the US and in Japan, mills are continuing to run at low operating rates.
1Q09

US GAAP
Scrap prices returned to their historical level of 90-95% of primary nickel prices due to the lower availability combined with the rising demand from China and Taiwan.
The demand for nickel from non-stainless steel applications remains weak with only a few exceptions. In Japan, plating and powder markets are starting to stabilize and are expected to improve in the near future. Demand for plating in China is also improving.
Chinese nickel imports rose by 33% yoy in 1Q09, reaching 60,700 metric tons. There was a marked change in its mix, arising from a sharp decrease in laterite ores and a surge in ferronickel and finished nickel. Laterite ores are contributing with less than 10% of Ni contained imports against 30% one year ago. However, stocks of the ore at the ports are still increasing, reflecting the low activity of nickel pig iron producers.
Since July 2008 nickel inventories at the LME warehouses have been climbing, reaching 114,426 metric tons on April 29, 2009, the highest level since April 25, 1995. Although a major part of this inventory build-up reflects excess supply, this is also influenced by the upward sloping curve of nickel futures, given that futures prices are good predictors of the direction of spot price changes. This “contango” situation implies that expected future prices are higher than current prices, and the associated returns from price appreciation provide incentives for inventory accumulation.
We estimate that 20% of global nickel capacity is currently idle. Due to the relatively long production cycle involving a complex flow of materials, production cutbacks are transformed into effective supply reductions with a lag of three to four months.
As announced before, we have been taking several steps to curtail our own supply of nickel. In addition to the temporary closure of the CC South mine, the one-month stoppage of Voisey’s Bay operations and the shutdown of the part of the Sorowako production which is fuel-fired, we have decided to slow down the conclusion of Onça Puma — for at least one year — and the ramp up of Goro, while shutting down Sudbury for a period of eight weeks following a one-month period of previously planned maintenance. These moves will contribute to consume excess inventories, to cut costs and to help rebalance the global nickel market.
Among base metals, demand for aluminum tends to respond most strongly to GDP variations, with income elasticity exceeding 1. As a consequence, global consumption has contracted significantly and prices have been lower than cash costs for the majority of the smelters around the world.
China’s Strategic Reserve Bureau (SRB) purchases have raised the Shanghai Futures Exchange (SHFE)-LME price differential, which stimulated China to become a net importer of aluminum for the first time over the last five years. Price has shown a slight recovery from its trough of US$ 1,264 per metric ton in mid-February but stocks continue to climb, and are estimated to represent about 120 days of consumption against 40 days one year ago. Therefore, there is a strong need for more discipline on the supply side in order to minimize losses and to pursue a correction of the current disequilibrium.
Copper prices have been recovering simultaneously to a decrease in inventories. Chinese demand has been instrumental to this process as imports have increased by 33% yoy. Although part of this expansion is due to the SRB purchases, we expect that the recovery in domestic economic activity is also playing a role in import growth.
1Q09

US GAAP
Following past cyclical patterns, the impact of the global slowdown on agricultural commodities tends to be milder than for energy and metals, given the lower income elasticity of underlying demand. Thus, prices of potash, a key fertilizer for grains and sugar cane, experienced only a moderate decrease relatively to the peak reached in 3Q08. Given the supply discipline stimulated by industry consolidation, the market for potash is expected to remain tight.
The main factors underlying rising prices for minerals and metals over the last few years – rapid demand increases from emerging market economies coupled with geological and institutional restrictions to supply expansion – are expected to reemerge in the context of a sustained global recovery of economic activity.
We estimate that metals and mining projects involving a total investment of US$ 200 billion were postponed or cancelled. For 2009, we expect global mining capex to decline US$ 60 billion from the US$ 110 billion of last year. The current investment curtailment and the much more restricted supply of funding for investment expected to prevail in the future will contribute to a tighter market situation for minerals and metals in the medium term.
Despite our expectation of a U-shaped recovery of the global economy, we remain optimistic about the long-term fundamentals of the markets for minerals and metals. Moreover, we strongly believe that Vale, given its world-class long-lived low-cost assets, exciting large pipeline of projects and financial strength, will continue to generate substantial value for its shareholders across the cycles.
• REVENUES
In 1Q09, our gross operating revenues totaled US$ 5.421 billion, 27.2% less than the US$ 7.442 billion reached in 4Q08.
The performance of our revenues was negatively affected by the fall of both prices (US$ 1.178 billion) and volumes (US$ 843 million), contributing 58.3% and 41.7%, respectively, to the decrease relatively to 4Q08.
The drop in shipments has produced a more severe negative impact on revenues from sales of pellets, US$ 694 million, and finished nickel, US$ 154 million. Price declines played a more important role in the revenues of iron ore, causing a reduction of US$ 555 million.
As mentioned before, we have been employing a more flexible stance towards the pricing of iron ore in light of the change in market conditions that followed the intensification of the global financial stress. In this respect, we have accrued 80% of the 2008 benchmark price for the sales of 28.8 million metric tons made at the above-mentioned 2008 benchmark price. Once the benchmark prices for 2009/2010 are settled, adjustments in our revenues can be made.
The share of ferrous minerals in total sales revenues increased to 64.7%, with a significant change compared to the 42.0% reached two years ago, in 1Q07. Non-ferrous minerals represented 27.9%, logistics 3.7%, coal 2.5% and others 1.3%.
The distribution of our sales by geographical destination also suffered a major change due to the performance of Chinese demand for minerals and metals. In 1Q09, Asia expanded its share to 63.3% from 43.2% in the previous quarter, while the Americas share shrank to 19.9% from 26.7%, and Europe to 15.0% from 25.4%.
1Q09

US GAAP
On a country basis, China was the main market for our products (44.7%), followed by Brazil (11.3%), Japan (8.9%), South Korea (4.7%) and the United States (4.1%).
Table 2 — GROSS REVENUE BY PRODUCT

in US$ million	1Q08%		4Q08%		1Q09%
Ferrous minerals	4,154	51.6	4,764	64.0	3,505	64.7
Iron ore	3,116	38.7	3,537	47.5	3,129	57.7
Pellets	655	8.1	1,024	13.8	269	5.0
Manganese ore	40	0.5	24	0.3	15	0.3
Ferroalloys	259	3.2	138	1.9	77	1.4
Pellet plant operation services	24	0.3	4	0.1	4	0.1
Others	60	0.7	37	0.5	11	0.2
Non-ferrous minerals	3,378	42.0	2,068	27.8	1,515	27.9
Nickel	1,891	23.5	851	11.4	639	11.8
Copper	506	6.3	272	3.7	236	4.4
Kaolin	54	0.7	45	0.6	39	0.7
Potash	64	0.8	23	0.3	65	1.2
PGMs	126	1.6	39	0.5	53	1.0
Precious metals	30	0.4	22	0.3	29	0.5
Cobalt	61	0.8	37	0.5	13	0.2
Aluminum	362	4.5	332	4.5	194	3.6
Alumina	278	3.5	438	5.9	245	4.5
Bauxite	6	0.1	9	0.1	2	0.0
Coal	72	0.9	199	2.7	134	2.5
Logistics services	362	4.5	310	4.2	199	3.7
Railroads	295	3.7	240	3.2	157	2.9
Ports	67	0.8	70	0.9	42	0.8
Others	82	1.0	102	1.4	68	1.3
Total	8,048	100.0	7,442	100.0	5,421	100.0
Table 3 — GROSS REVENUE BY DESTINATION

in US$ million	1Q08%		4Q08%		1Q09%
North America	1,164	14.5	685	9.2	434	8.0
USA	693	8.6	349	4.7	220	4.1
Canada	413	5.1	280	3.8	214	3.9
Others	58	0.7	56	0.8	—	—
South America	1,569	19.5	1,300	17.5	645	11.9
Brazil	1,385	17.2	1,108	14.9	611	11.3
Others	184	2.3	192	2.6	34	0.6
Asia	3,251	40.4	3,215	43.2	3,434	63.3
China	1,385	17.2	955	12.8	2,423	44.7
Japan	875	10.9	1,352	18.2	484	8.9
South Korea	272	3.4	456	6.1	254	4.7
Taiwan	262	3.3	120	1.6	133	2.5
Others	457	5.7	332	4.5	139	2.6
Europe	1,895	23.5	1,891	25.4	814	15.0
Germany	528	6.6	523	7.0	207	3.8
Belgium	180	2.2	177	2.4	73	1.3
France	150	1.9	126	1.7	39	0.7
UK	293	3.6	184	2.5	176	3.3
Italy	182	2.3	254	3.4	77	1.4
Others	562	7.0	627	8.4	242	4.5
Rest of the World	169	2.1	351	4.7	95	1.7
Total	8,048	100.0	7,442	100.0	5,421	100.0
1Q09

US GAAP
• COSTS
As described in the 4Q08 press release, we have been developing relentless efforts to minimize costs. While some of the expected effects of these initiatives are already reflected in our 1Q09 financial performance, most of them are yet to be materialized.
After the acquisition of Inco Ltd. in October 2006, our focus was to ramp up production to exploit the booming demand for nickel at that time. In order to reach that goal we had to scale up maintenance investments in Sudbury and Thompson to allow operation at nominal capacity. At the same time, we had to concentrate our attentions on solving the problems that were hampering the full development of the Goro project, a world-class asset.
Given the cyclical change and the onset of the commissioning of Goro, we turned our focus to cost minimization of the nickel operations. In addition to the production adjustments in the Canadian and Indonesian operations, we have been taking steps to increase labor productivity across all operations and corporate offices, cut administrative costs, optimize labor and plant utilization, save energy costs, rationalize mineral exploration and R&D, replace a number of contractors with our own workforce and re-tender major contracts.
In Indonesia, for instance, we managed to reduce unit cash costs by 26.7% in 1Q09 relative to 1Q08, primarily due to the shutdown of the thermal generators. Another example is the initiative to lower mining cash costs in Canada by at least 20%, a goal to be achieved during this year.
Cost of goods sold (COGS) totaled US$ 2.900 billion in 1Q09, showing a 17.6% decrease relatively to 4Q08, at US$ 3.520 billion, and 31.6% lower than in 1Q08, at US$ 4.242 billion. For accounting reasons, costs of the operations which were kept idle — mainly depreciation charges, personnel and maintenance — in 1Q09 were booked as “other operating expenses” instead of COGS.
Lower sales volumes were responsible for US$ 480 million of the US$ 620 million drop in COGS relatively to 4Q08 while currency price changes contributed with only US$ 46 million3. Lower input prices and other cost cutting measures reduced COGS by US$ 94 million.
In 1Q09, the cost of materials was the main item in COGS, accounting for 19.3% and amounting to US$ 560 million, against US$ 590 million in 4Q08. Given the reduced level of production activity, regular maintenance was anticipated in some operations, leading to a US$ 11 million additional cost in spare parts and conveyor belts in this quarter. This fact partially offset the effect of lower sales volume — US$ 63 million — on this cost item.
Additionally, in alumina production we are facing a higher consumption level of caustic soda required by the higher silica content in bauxite. This led to an increase of US$ 26 million in input costs compared with the previous quarter.
The main materials items were: spare parts and maintenance equipment, US$ 172 million (vs. US$ 167 million in 4Q08), inputs, US$ 174 million (vs. US$ 169 million in 4Q08), tires and conveyor belts, US$ 33 million (vs. US$ 31 million in 4Q08).

[3]	COGS currency exposure in 1Q09 was made up as follows: 55% in Brazilian reais, 23% in Canadian dollars, 17% in US dollars, 2% in Indonesian rupiah and 3% in other currencies.
1Q09

US GAAP
Personnel expenses reached US$ 443 million, representing 15.3% of COGS. The decrease of US$ 44 million relatively to 4Q08 reflected lower sales volume (US$ 44 million) and the effect of exchange rate changes (US$ 8 million). On the other hand, the 7% wage increase in November 2008, as part of the two-year agreement with Brazilian employees in November 2007, contributed to add US$ 8 million to personnel expenses compared to 4Q08.
Costs for outsourced services, making up 14.6% of COGS, totaled US$ 424 million in 1Q09, compared to US$ 591 million in 4Q08. The cost reduction was caused by lower sales volumes (US$ 106 million), lower average prices (US$ 52 million), and the US dollar appreciation (US$ 9 million).
The main outsourced services are: (a) cargo freight, which accounted for US$ 132 million (vs. US$ 173 million in 4Q08); (b) maintenance of equipment and facilities, US$ 85 million (vs. US$ 137 million in 4Q08); and (c) operational services, US$ 135 million (vs. US$ 176 million in 4Q08), which include US$ 34 million for ore and waste removal.
Expenses with railroad freight dropped to US$ 72 million, showing a 28.0% reduction relatively to the previous quarter, at US$ 100 million, and 50.3% lower than the same quarter last year, at US$ 145 million. A major part of the cutback in iron ore production was made in the Southern System mines, where transportation to our maritime terminals is performed by the MRS railroad, a non-consolidated affiliated company.
Costs with maritime freight services — mainly involving the shipping of bauxite from Trombetas to Barcarena — totaled US$ 35 million and expenses with truck transportation services amounted to US$ 25 million — 40.9% lower than in 4Q08, mainly due to lower sales volume of nickel products which use this service.
Expenses with energy reached US$ 409 million, accounting for 14.1% of COGS. These costs decreased by US$ 201 million compared to 4Q08, being again the largest contributor to the COGS decrease.
Fuel and gases costs reached US$ 238 million, showing a US$ 141 million, 37.2%, decline compared to 4Q08. Of this, US$ 87 million was due to the reduction of our activities, US$ 48 million to lower prices, and US$ 6 million to the appreciation of the US dollar.
The cost of electricity was US$ 171 million, with a reduction of US$ 60 million, 26.0%, relative to the previous quarter. Lower consumption contributed with US$ 33 million, lower tariffs with US$ 24 million and currency price changes with US$ 3 million.
The cost of purchasing products from third parties amounted to US$ 200 million — 6.9% of COGS - against US$ 372 million in 4Q08 and US$ 555 million in 1Q08. This reduction was mainly determined by the lower purchase volumes of iron ore and pellets and lower average price of nickel products.
The purchase of iron ore and pellets was US$ 43 million, against US$ 206 million in the previous quarter. The volume of iron ore purchased came to 962,000 metric tons in 1Q09 compared with 2.110 million metric tons in 4Q08, while there was no acquisition of pellets from joint ventures in this quarter — against 582,000 metric tons in 4Q08.
The purchase of nickel products reached US$ 83 million, against US$ 84 million in 4Q08.
Depreciation and amortization — 18.0% of COGS — amounted to US$ 523 million, against US$ 541 million in 4Q08, being positively impacted by the effect of exchange rate variation.
1Q09

US GAAP
Other operational costs reached US$ 283 million, the same amount recorded in 4Q08, reflecting the lower expenses with the lease of the Tubarão pellet plants, mining royalties and demurrage costs related to the more moderate pace of our activities.
In 1Q09, demurrage costs — fines paid for delays in loading ships at our maritime terminals - totaled only US$ 4 million, equivalent to US$ 0.09 per metric ton of iron ore shipped.
Sales, general and administrative expenses (SG&A) came to US$ 233 million, against US$ 708 million in 4Q08, which was inflated by a charge of US$ 316 million related to the MAMA copper pricing system. Discounting this factor, the SG&A decrease was primarily determined by reduced expenses with services (US$ 61 million), advertising and publicity (US$ 27 million), and personnel (US$ 22 million).
Research and development (R&D) amounted to US$ 189 million4 in the quarter, compared to US$ 295 million invested in 4Q08 and US$ 190 million in 1Q08.
Other operational expenses reached US$ 317 million, against US$ 719 million in 4Q08, which was negatively impacted by US$ 500 million of provisions, contingencies and one-off events.
In this quarter, there were costs totaling US$ 149 million related to stoppages and idle capacity in our operations, severance expenses of US$ 39 million, and a further negative charge of US$ 26 million generated by the fair value assessment of nickel inventories.
Table 4 — COST OF GOODS SOLD

in US$ million	1Q08%		4Q08%		1Q09%
Outsourced services	690	16.3	591	16.8	424	14.6
Material	710	16.7	590	16.8	560	19.3
Energy	674	15.9	610	17.3	409	14.1
Fuels	427	10.1	379	10.8	238	8.2
Electric energy	247	5.8	231	6.6	171	5.9
Acquisition of products	555	13.1	372	10.6	200	6.9
Iron ore and pellets	272	6.4	206	5.9	43	1.5
Aluminum products	68	1.6	77	2.2	71	2.4
Nickel products	177	4.2	84	2.4	83	2.9
Other products	38	0.9	5	0.2	3	0.1
Personnel	522	12.3	487	13.8	443	15.3
Depreciation and exhaustion	724	17.1	541	15.4	523	18.0
Shared services	50	1.2	46	1.3	58	2.0
Others	317	7.5	283	8.0	283	9.8
Total	4,242	100.0	3,520	100.0	2,900	100.0
• OPERATING PROFIT
In 1Q09, operating profit, as measured by adjusted EBIT, totaled US$ 1.685 billion, down 16.3% in comparison with the US$ 2.013 billion registered in 4Q08.
Adjusted EBIT margin was 31.6%, 390 basis points above the figure for 4Q08, an improvement explained mostly by cost reduction.

[4]
This is an accounting figure. In the Investment section of this press release, we disclose a figure of US$ 182 million for research & development, computed in accordance with financial disbursements in 1Q09.

1Q09

US GAAP
• NET EARNINGS
In 1Q09, net earnings reached US$ 1.363 billion, almost equal to the 4Q08 result of US$ 1.367 billion. Earnings per share on a fully diluted basis were US$ 0.26.
Financial revenues totaled US$ 125 million, US$ 122 million below the figure for 4Q08, US$ 247 million, due to lower interest rates.
Financial expenses were reduced to US$ 287 million in 1Q09 from US$ 399 million in 4Q08, driven by the impact of lower floating interest rates on part of our debt.
As a consequence of the slight appreciation (0.9%) of our functional currency, the Brazilian real, against the US dollar, foreign exchange and monetary variations caused a small positive impact on our net earnings, US$ 16 million, against a negative impact of US$ 241 million in 4Q08, when the Brazilian real depreciated by 18.1% against the US dollar.
In 1Q09, the net effect of transactions with derivatives on our results was US$ 18 million, against a loss of US$ 586 million in 4Q08, driven by the exchange rate variations.
The derivative contracts linked to aluminum, copper, gold and platinum prices, used to mitigate the volatility of our cash flow, either expired or were settled by the end of 2008. Therefore, the only major commodity price derivative instruments remaining are nickel derivatives used to maintain our exposure to nickel prices volatility in our fixed-price contracts.
The net result of our positions with nickel derivatives was a negative charge of US$ 16 million in 1Q09 against net earnings, with a positive cash effect of US$ 4 million.
On the other hand, since we are expanding C&F iron ore sales, we have entered into derivative transactions related to bunker oil, in order to minimize the volatility of the cost of maritime freight from Brazil to Asia.
The net result of the currency and interest rate swaps to mainly convert our BRL-denominated debt into US dollar, produced a positive charge of US$ 29 million in 1Q09, of which US$ 20 million generated a positive cash effect.
Equity income amounted to US$ 72 million, compared to US$ 125 million in 4Q08.
The non-consolidated affiliates in the ferrous minerals business contributed with 70.8% to the total, logistics 29.2% and, coal 15.3%, while steel showed a negative contribution.
In individual terms, the largest contributors to equity earnings were Samarco (US$ 42 million), MRS (US$ 19 million), and Kobrasco (US$ 11 million).
1Q09

US GAAP
• CASH GENERATION
Our cash generation, as measured by the adjusted EBITDA, reached US$ 2.281 billion in 1Q09, 15.4% lower than the US$ 2.697 billion for 4Q08 and 38.8% below 1Q08. In spite of the effect of the sharp decrease in costs on the adjusted EBITDA, it was more than offset by the fall in revenues.
We benefited from US$ 37 million of dividends distributed by affiliated non-consolidated companies, of which US$ 20 million were paid by Nibrasco and US$ 17 million by MRN.
The adjusted EBITDA originates almost in its totality from the ferrous minerals business. Its share has jumped to 97.0% in 1Q09 from 93.6% in 4Q08 and 57.2% two years ago, in 1Q07. The share of the non-ferrous minerals business has narrowed to 6.8% from 8.8% in 4Q08 and 41.8% in 1Q07. The coal business contributed 1.9% to the cash generation, logistics 1.3%, and other business and expenditures with R&D reduced it by 6.9%.
Table 5 — ADJUSTED EBITDA BY BUSINESS AREA

in US$ million	1Q08	4Q08	1Q09
Ferrous minerals	1,958	2,524	2,212
Non- ferrous minerals	1,825	236	155
Logistics	142	92	29
Coal	(18)	94	43
Others	(178)	(249)	(158)
Total	3,729	2,697	2,281
Table 6 — QUARTERLY ADJUSTED EBITDA

in US$ million	1Q08	4Q08	1Q09
Net operating revenues	7,832	7,255	5,324
COGS	(4,242)	(3,520)	(2,900)
SG&A	(322)	(708)	(233)
Research and development	(190)	(295)	(189)
Other operational expenses	(163)	(719)	(317)
Adjusted EBIT	2,915	2,013	1,685
Depreciation, amortization & exhaustion	766	568	559
Dividends received	48	116	37
Adjusted EBITDA	3,729	2,697	2,281
• FINANCIAL STRENGTH
Vale enjoys an outstanding financial position, anchored on its large cash holdings, strong cash flow, availability of long and medium-term credit lines and a low-risk debt portfolio — low cost, high interest coverage and long maturity.
As of March 31, 2009, our total debt was US$ 18.414 billion, with an average maturity of 9.13 years and an average cost of 5.49% per year.
Our net debt(c) on March 31, 2009 was US$ 6.200 billion, against US$ 5.606 billion on December 31, 2008 and US$ 18.259 billion on March 31, 2008.
As of March 31, 2009, our cash holdings amounted to US$ 12.214 billion, including US$ 3.217 billion invested in fixed income securities with maturities ranging from 91 to 360 days.
On October 16, 2008, we announced a 360-day share buy-back program. During 1Q09, we repurchased 60,000 common shares — at an average price of US$ 14.22 per share — and 771,400 preferred shares - at an average price of US$ 12.18 per share. Total spending in this quarter was US$ 10 million.
On April 24, R$ 647 million were withdrawn from the long-term committed credit line extended by BNDES, the Brazilian national development bank, to finance part of our project development.
1Q09

US GAAP
Debt leverage, as measured by total debt/adjusted EBITDA(d) ratio, went down to 1.0x on March 31, 2009, compared to 1.3x on March 31, 2008.
The total debt/enterprise value(e) ratio was 25.1% on March 31, 2009, against 27.0% on December 31, 2008 and 11.5% on March 31, 2008.
Interest coverage, measured by the adjusted EBITDA/interest payment(f) ratio, decreased to 14.0x from 15.0x on December 31, 2008.
Considering hedge positions, 40% of our total debt on March 31, 2009 was linked to floating interest rates and 60% to fixed interest rates, while 98% was denominated in US dollars and the remainder in other currencies.
Table 7 — DEBT INDICATORS

in US$ million	1Q08	4Q08	1Q09
Total debt	20,523	18,245	18,414
Net debt	18,259	5,606	6,200
Total debt / adjusted LTM EBITDA (x)	1.3	1.0	1.0
Adjusted LTM EBITDA / LTM interest expenses (x)	11.58	15.02	13.96
Total debt / EV (%)	11.52	27.03	25.12
Enterprise Value (EV) = market capitalization + net debt
• INVESTMENTS
In the first quarter of 2009, Vale carried out investments, excluding acquisitions, of US$ 1.715 billion, in line with the expenditures made in 1Q08 of US$ 1.695 billion, but 50.5% lower than the amount spent in the previous quarter, of US$ 3.466 billion.
We have spent US$ 922 million in 1Q09 to finance the acquisition of potash and copper assets, in line with our strategic focus.
We acquired for US$ 857 million the potash assets of Rio Colorado, located in Argentina, and Regina, Canada, in an all-cash transaction. We have also concluded the transaction which created a 50/50 joint venture between Vale and African Rainbow Minerals Limited (ARM) for the future development and operation of the assets of TEAL Exploration & Mining Incorporated (TEAL) which totaled US$ 65 million, enhancing our strategic growth options in the African copper belt.
We also concluded the acquisition of thermal coal assets in Colombia for US$ 300 million in 1Q09. The cash disbursement was made on April 1, 2009 (2Q09).
On the other hand, in April 2009, we concluded the disinvestment of all our 14,869,368 common shares issued by Usiminas for R$ 595 million, equivalent to US$ 273 million. As a consequence, Vale no longer holds any participation in the Usiminas capital, and therefore is no longer part of the controlling group.
In 1Q09, US$ 1.121 billion was dedicated to the development of projects, US$ 182 million to research and development (R&D) and US$ 412 million for sustaining existing operations.
Investments in R&D in 1Q09 involved US$ 92 million spent in the mineral exploration program, US$ 64 million in conceptual, pre-feasibility and feasibility studies for projects, and US$ 26 million to develop new processes, technological innovations and adaptation of technologies.
1Q09

US GAAP
We invested US$ 726 million in the non-ferrous minerals business, US$ 360 million in ferrous minerals, US$ 317 million in logistics, US$ 88 million in coal, US$ 87 million in power generation, US$ 64 million in steel and US$ 72 million in other business segments.
TOTAL INVESTMENT — US$ million

by category	1Q08%		4Q08%		1Q09%
Organic growth	1,304	76.9	2,394	69.1	1,303	76.0
Projects	1,131	66.7	2,072	59.8	1,121	65.4
R&D	173	10.2	322	9.3	182	10.6
Stay-in-business	391	23.1	1,072	30.9	412	24.0
Total	1,695	100.0	3,466	100.0	1,715	100.0
TOTAL INVESTMENT — US$ million

by business area	1Q08%		4Q08%		1Q09%
Ferrous minerals	386	22.8	677	19.5	360	21.0
Non-ferrous minerals	922	54.4	1,250	36.1	726	42.3
Logistics	239	14.1	891	25.7	317	18.5
Coal	23	1.4	211	6.1	88	5.1
Power generation	52	3.1	130	3.8	87	5.1
Steel	14	0.8	73	2.1	64	3.7
Others	59	3.5	234	6.8	73	4.3
Total	1,695	100.0	3,466	100.0	1,715	100.0
On October 16, 2008, we announced a total capex budget of US$ 14.2 billion for 2009. Currently, the budget is being reviewed. In light of currency price changes, cost reductions and changes in market conditions it is likely to change to a level below the number originally approved by our Board of Directors. Once the revised budget is approved by the Board, we will make the public disclosure of the new data.
For more details about the status of our projects, please see our 2008 Form 20F filed with the SEC and available in our website www.vale.com / Investors / Financial Performance / SEC Reports.
• PERFORMANCE OF THE BUSINESS SEGMENTS
• Ferrous minerals
Volumes of iron ore and pellets shipped in 1Q09 amounted to 52.100 million metric tons, 5.1% below 4Q08, as the sharp drop in our shipments commenced in November 2008.
As demand for pellets is typically much more cyclical than iron ore, the decline in volumes sold was primarily due to the dramatic reduction in its shipments, which came to only 2.271 million metric tons, against 7.050 million in 4Q08. We did not purchase pellets from our JV at Tubarão for resale, since Hispanobras remained on care and maintenance during the first quarter of 2009.
Iron ore sales reached 49.829 million metric tons, 4.1% higher than the volume sold in the previous quarter.
1Q09

US GAAP
We have been exploiting opportunities to expand our sales, implementing, among other initiatives, C&F sales and entering into contracts with new clients.
Shipments to China reached 34.631 million metric tons, an all-time high quarterly figure, surpassing the previous record of 28.192 million metric tons of 3Q08. Therefore, China’s share in our iron ore sales ballooned to 66.5% against only 8.2% for Japan, 6.7% for Brazil, and 6.1% for South Korea.
Revenues from the sale of iron ore amounted to US$ 3.129 billion, showing a 11.5% decline over 4Q08. The drop in average sales prices to US$ 62.79 from US$ 73.92 per metric ton was mainly due to: (a) the large change in destination, with the increased exposure to Asian countries; and (b) the use of provisional pricing, as described earlier.
It is important to notice that reported revenues are net of the costs of maritime freight, implying that prices of C&F sales are comparable to average FOB prices.
Pellets sales generated revenues of US$ 269 million, against US$ 1.024 billion in 4Q08. Average sales prices declined 18.4%, to US$ 118.45 from US$ 145.25, due to the adoption of provisional pricing.
In 1Q09, shipments of manganese ore reached 128,000 metric tons, doubling the volume sold in 4Q08, when demand was severely impacted and inventories built. Sales of ferroalloy totaled 53,000 metric tons, the same level registered in 4Q08.
Revenues generated from sales of manganese ore amounted to US$ 15 million compared to US$ 24 million in the last quarter of 2008. Average sales price dropped 70.2% to US$ 117.19 per metric ton from US$ 393.44 in 4Q08.
Ferroalloys sales produced revenues of US$ 77 million, against US$ 138 million, with average prices declining to US$ 1,452 from US$ 2,603 per metric ton.
Revenues derived from the sales of ferrous minerals products, comprising iron ore, pellets, manganese, ferroalloys and pig iron, came to US$ 3.505 billion in 1Q09, compared to US$ 4.764 billion in 4Q08.
The adjusted EBIT margin for the ferrous minerals business in 1Q09 reached 56.5%, compared to 51.0% in 4Q08 and 40.7% in 1Q08. The shutdown of high cost mines and other measures to cut costs contributed to lift our operating margin.
Adjusted EBITDA for the ferrous minerals business amounted to US$ 2.212 billion, against US$ 2.524 billion in 4Q08.
The decline of US$ 312 million in 1Q09 relatively to 4Q08 was explained by the lower prices, with a negative impact of US$ 684 million, and by the reduced sales volume, with a negative impact of US$ 237 million, partially offset by the positive effect of the decrease of US$ 598 million in SG&A expenses.
1Q09

US GAAP
Table 8 — IRON ORE AND PELLET SALES BY REGION

‘000 metric tons	1Q08%		4Q08%		1Q09%
Americas	19,549	25.5	10,146	18.5	3,752	7.2
Brazil	16,586	21.7	8,356	15.2	3,485	6.7
Steel mills and pig iron producers	11,824	15.4	8,356	15.2	3,485	6.7
JVs pellets	4,762	6.2	—	—	—	—
USA	433	0.6	291	0.5	—	—
Others	2,530	3.3	1,499	2.7	267	0.5
Asia	34,858	45.5	28,096	51.2	42,772	82.1
China	24,354	31.8	13,801	25.1	34,631	66.5
Japan	7,585	9.9	10,028	18.3	4,247	8.2
South Korea	2,221	2.9	4,048	7.4	3,192	6.1
Others	698	0.9	219	0.4	702	1.3
Europe	19,108	25.0	12,756	23.2	5,000	9.6
Germany	6,168	8.1	5,088	9.3	1,748	3.4
France	2,128	2.8	1,198	2.2	296	0.6
Belgium	2,187	2.9	1,290	2.3	44	0.1
Italy	2,438	3.2	2,256	4.1	658	1.3
Others	6,187	8.1	2,924	5.3	2,254	4.3
Rest of the World	3,057	4.0	3,898	7.1	576	1.1
Total	76,572	100.0	54,896	100.0	52,100	100.0
Table 9 — GROSS REVENUE BY PRODUCT

in US$ million	1Q08	4Q08	1Q09
Iron ore	3,116	3,537	3,129
Pellet plant operation services	24	4	4
Pellets	655	1,024	269
Manganese ore	40	24	15
Ferroalloys	259	138	77
Others	60	37	11
Total	4,154	4,764	3,505
Table 10 — AVERAGE SALE PRICE

in US$/metric ton	1Q08	4Q08	1Q09
Iron ore	45.62	73.92	62.79
Pellets	79.15	145.25	118.45
Manganese ore	273.97	393.44	117.19
Ferroalloys	2,105.69	2,603.77	1,452.83
Table 11 — VOLUMES SOLD

in ‘000 metric tons	1Q08	4Q08	1Q09
Iron ore	68,297	47,846	49,829
Pellets	8,275	7,050	2,271
Manganese ore	146	61	128
Ferroalloys	123	53	53
Table 12 — SELECTED FINANCIAL INDICATORS

	1Q08	4Q08	1Q09
Adjusted EBIT margin (%)	40.7	51.0	56.5
Adjusted EBITDA (US$ million)	1,958	2,524	2,212
1Q09

US GAAP
• Non-ferrous minerals
Total revenues with non-ferrous minerals reached US$ 1.515 billion, US$ 552 million lower than in 4Q08. Their decrease was mostly influenced by the lower aluminum prices (US$ 280 million) and the reduction in shipments of nickel (US$ 154 million) and copper (US$ 72 million).
Nickel sales generated revenues of US$ 639 million, against US$ 851 million in 4Q08. The drop in the sales volume of finished nickel contributed to 72.6% of the US$ 212 million decline in revenues.
Despite some recovery in sales to Asia, total shipments of finished nickel contracted by 16.9% - 59,296 metric tons in 1Q09 against 71,353 metric tons in 4Q08 — while volatility in average realized prices was relatively small, US$ 10,777 per metric ton versus US$ 11,927 in 4Q08.
Revenues from sales of bauxite, alumina and aluminum amounted to US$ 441 million, compared to US$ 779 million in 4Q08. The decrease was determined by lower average prices (82.8%) and shipments (17.2%).
The average sales price of aluminum was US$ 1,519 per metric ton in 1Q09 against US$ 2,470 in 4Q08, while the price of alumina, which is mostly indexed to the metal price, decreased to US$ 195 per metric ton from US$ 322 in 4Q08. Since there is a one-month lag period between LME and sales prices, our sales in 1Q09 reflect average LME prices from December 2008 to February 2009, when prices reached the trough of the downward trend begun in early July 2008.
In 1Q09, we sold 127,000 metric tons — 134,000 in 4Q08 — of primary aluminum and 1.257 million metric tons — 1.362 million in 4Q08 — of alumina. Variance in quarterly alumina volumes was due to the shipments program.
The reduction in aluminum sales volume in 1Q09 was determined by the idling of 60% of Valesul’s nominal capacity in 1Q09. In April 2009, Valesul shifted from aluminum smelter to being a producer of billets for extrusion using purchased primary ingots and scrap as raw material. Therefore, our smelting capacity was curtailed by 95,000 metric tons.
Sales of copper amounted to US$ 236 million, compared with US$ 272 million in 4Q08. Higher average prices partially offset the lower shipments.
Copper shipments during the quarter reached 66,000 metric tons, 26.0% lower than the volume shipped in 4Q08, mainly due to the smaller output of copper associated with nickel in our Canadian operations.
The average copper sale price was US$ 3,566 per metric ton in 1Q09, above the US$ 3,041 per metric ton, for 4Q08.
PGMs produced revenues of US$ 53 million, influenced by higher average prices for platinum and palladium, which rallied from the lows hit in October 2008. Despite the global recession and more specifically, the depressed level of activity in automobile production, platinum prices have been mostly driven by investors, given the shrinking spread against gold prices between May and December 2008.
Potash revenues increased by 183%, on a quarter-over-quarter basis, reaching US$ 65 million in 1Q09, driven by higher sales volumes.
Volumes sold increased to 105,000 metric tons, compared to 34,000 in 4Q08, influenced by de-stocking and seasonally higher demand in Brazil. There was a 33.5% year-on-year decline in shipments. The average sale price decreased 8.4% to US$ 619 per metric ton in 1Q09 from US$ 676 per metric ton in 4Q08.
Revenues from cobalt totaled US$ 13 million, with a reduction of 64.9% compared to the last quarter, at US$ 37 million. Cobalt prices are usually highly volatile and suffered a major quarter-on-quarter drop, 58.3%. The demand for cobalt has been decreasing due to its reduced use in large batteries and the decline in the production of aircraft engines.
1Q09

US GAAP
In 1Q09, kaolin revenues amounted to US$ 39 million, against US$ 44 million in the previous quarter. The effect of the higher average prices was not sufficient to offset the impact of lower shipments determined by a weaker demand for kaolin by the paper industry.
The adjusted EBIT margin for non-ferrous minerals slightly improved in 1Q09, but remained in the negative territory, reaching minus 17.2% against minus 23.5% in 4Q08. There was an improvement in the profitability of the nickel, copper and potash businesses but this was offset by the deterioration in the aluminum business, where prices have not been sufficient to cover operating costs.
Adjusted EBITDA for non-ferrous minerals totaled US$ 155 million in 1Q09 versus US$ 236 million in 4Q08. The decline of US$ 81 million relative to 4Q08 was a result of lower sales prices (US$ 304 million), partially offset by lower SG&A expenses (US$ 242 million).
Table 13 — GROSS REVENUE BY PRODUCT

in US$ million	1Q08	4Q08	1Q09
Nickel	1,891	851	639
Copper	506	272	236
Kaolin	54	45	39
Potash	64	23	65
PGMs	126	39	53
Precious metals	30	22	29
Cobalt	61	37	13
Aluminum	362	332	194
Alumina	278	438	245
Bauxite	6	9	2
Total	3,378	2,068	1,515
Table 14 — AVERAGE SALE PRICE

in US$/metric ton	1Q08	4Q08	1Q09
Nickel	28,651.52	11,926.62	10,776.51
Copper	8,044.52	3,041.35	3,566.36
Kaolin	205.32	185.95	217.88
Potash	405.06	676.47	619.05
Platinum (US$/oz)	1,890.02	865.27	1,020.56
Cobalt (US$/lb)	37.39	19.68	9.27
Aluminum	2,654.41	2,470.15	1,519.69
Alumina	333.73	321.59	194.91
Bauxite	40.00	41.67	40.82
Table 15 — VOLUMES SOLD

in ‘000 metric tons	1Q08	4Q08	1Q09
Nickel	66	71	59
Copper	63	89	66
Kaolin	263	242	179
Potash	158	34	105
Precious metals (oz)	527	597	710
PGMs (oz)	86	109	92
Cobalt (metric ton)	740	853	636
Aluminum	136	134	127
Alumina	833	1,362	1,257
Bauxite	150	216	49
Table 16 — SELECTED FINANCIAL INDICATORS

	1Q08	4Q08	1Q09
Adjusted EBIT margin (%)	36.6	-23.5	-17.2
Adjusted EBITDA (US$ million)	1,825	236	155
1Q09

US GAAP
• Coal
Revenues from coal reached US$ 134 million in 1Q09, of which US$ 99 million from sales of metallurgical coal and US$ 35 million from thermal coal, compared to, respectively, US$ 199 million in 4Q08 and US$ 72 million in 1Q08.
In 1Q09 our total shipments reached 976,000 metric tons, showing a 5.4% fall vis-à-vis the last quarter, at 1.032 million metric tons. We sold 546,000 metric tons of metallurgical coal — 629,000 in 4Q08 — and 430,000 metric tons of thermal coal — 402,000 in 4Q08.
The average sale price of metallurgical coal in 1Q09 was US$ 182.01 per metric ton, with a 29.0% qoq drop. This was explained by lower spot prices and the use of provisional prices for sales under contracts.
The average sale price of thermal coal was US$ 80.41 per metric ton, 13.8% lower than in the 4Q08, at US$ 93.32, due to lower spot prices.
The adjusted EBIT margin for coal was 20.1% in 1Q09, against 28.3% in 4Q08.
Adjusted EBITDA for coal operations totaled US$ 43 million in 1Q09 versus US$ 94 million in 4Q08. The decline of US$ 51 million in 1Q09 relatively to 4Q08 was mostly driven by lower sales prices (US$ 53 million) and higher input prices (US$ 24 million), partially offset by lower SG&A expenses (US$ 35 million).
Table 17 — GROSS REVENUE BY PRODUCT

in US$ million	1Q08	4Q08	1Q09
Thermal coal	23	38	35
Metallurgical coal	50	161	99
Total	72	199	134
Table 18 — AVERAGE SALE PRICE

in US$/metric ton	1Q08	4Q08	1Q09
Thermal coal	71.28	93.32	80.41
Metallurgical coal	72.53	256.25	182.01
Table 19 — VOLUMES SOLD

in ‘000 metric tons	1Q08	4Q08	1Q09
Thermal coal	321	402	430
Metallurgical coal	683	629	546
Table 20 — SELECTED FINANCIAL INDICATORS

in ‘000 metric tons	1Q08	4Q08	1Q09
Adjusted EBIT margin (%)	-41.7	28.3	20.1
Adjusted EBITDA (US$ million)	(18)	94	43
• Logistics services
Logistics services generated revenues of US$ 199 million in 1Q09, against US$ 310 million in 4Q08 and US$ 362 million in 1Q08. The reduction in general cargo was responsible for 56.8% of the qoq fall in revenue, while lower average prices were responsible for the remaining 43.2%.
Rail transportation of general cargo produced revenues of US$ 157 million, port services US$ 42 million.
1Q09

US GAAP
Vale railroads – Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) – transported 5.049 billion ntk of general cargo for clients in 1Q09, decreasing 14.2% compared to 4Q08 levels. The decline in the volumes of general cargo is explained by seasonal factors – the first quarter of the year is seasonally weak – but also by the significant drop in Brazilian steel output in 1Q09, which caused a sharp fall in the transportation of steel inputs and products. As a consequence, 1Q09 was the worst quarter since the first quarter of 2001 in terms of general cargo volume transported by our railroads.
The main cargoes carried by our railroads in 1Q09 were agricultural products (45.4%), steel industry inputs and products (38.6%), fuels (6.8%), building materials and forestry products (2.4%), and others (6.9%).
Our ports and maritime terminals handled 3.929 million metric tons of general cargo, against 6.656 million metric tons in the previous quarter, as a result of weaker demand.
In 1Q09, the adjusted EBIT margin was minus 8.2%, against 15.8% in the previous quarter. The depressed level of general cargo transported was not sufficient to cover the cost of operations, resulting for the first time in a negative operating margin in the logistics business.
Adjusted EBITDA reached US$ 29 million, with a quarter-on-quarter decrease of 52.2%, and less than one third of the figure for 1Q08, at US$ 142 million.
The decline of US$ 63 million relative to 4Q08 was a result of lower transported volume (US$ 36 million) and average sales prices (US$ 27 million).
Table 21 — GROSS REVENUE BY PRODUCT

in US$ million	1Q08	4Q08	1Q09
Railroads	295	240	157
Ports	67	70	42
Total	362	310	199
Table 22 — LOGISTICS SERVICES

	1Q08	4Q08	1Q09
Railroads (million ntk)	5,734	5,883	5,049
Table 23 — SELECTED FINANCIAL INDICATORS

	1Q08	4Q08	1Q09
Adjusted EBIT margin (%)	22.5	15.8	-8.2
Adjusted EBITDA (US$ million)	142	92	29
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on May 7, at 11:00 am Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time and 4:00 pm Paris time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6301
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investor. A recording will be available on Vale’s website for 90 days from May 7, 2009.
1Q09

US GAAP
• ANNEX 1 — FINANCIAL STATEMENTS
Table 24 — INCOME STATEMENTS

in US$ million	1Q08	4Q08	1Q09
Gross operating revenues	8,048	7,442	5,421
Taxes	(216)	(187)	(97)
Net operating revenue	7,832	7,255	5,324
Cost of goods sold	(4,242)	(3,520)	(2,900)
Gross profit	3,590	3,735	2,424
Gross margin (%)	45.8	51.5	45.5
Selling, general and administrative expenses	(322)	(708)	(233)
Research and development expenses	(190)	(295)	(189)
Others	(163)	(719)	(317)
Impairment	—	(950)	—
Operating profit	2,915	1,063	1,685
Financial revenues	55	247	125
Financial expenses	(560)	(399)	(287)
Gains (losses) on derivatives, net	(294)	(586)	18
Monetary variation	88	(241)	16
Gains on sale of affiliates	80	—	—
Tax and social contribution (Current)	(654)	966	(477)
Tax and social contribution (Deferred)	296	219	171
Equity income and provision for losses	119	125	72
Minority shareholding participation	(24)	(27)	40
Net earnings	2,021	1,367	1,363
Earnings per share (US$)	0.42	0.26	0.26
Earnings per share fully diluted basis (US$)	0.41	0.26	0.26
Table 25 — FINANCIAL RESULT

in US$ million	1Q08	4Q08	1Q09
Gross interest	(313)	(334)	(239)
Debt with third parties	(312)	(334)	(236)
Debt with related parties	(1)	—	(3)
Tax and labour contingencies	(45)	(23)	(16)
Others	(202)	(42)	(32)
Financial expenses	(560)	(399)	(287)
Financial income	55	247	125
Derivatives	(294)	(586)	18
Foreign exchange and monetary gain (losses), net	88	(241)	16
Financial result, net	(711)	(979)	(128)
Table 26 — EQUITY INCOME BY BUSINESS SEGMENT

in US$ million	1Q08%		4Q08%		1Q09%
Ferrous minerals	52	43.7	83	66.4	51	70.8
Non-ferrous minerals	14	11.8	(12)	-9.6	—	0.0
Logistics	34	28.6	93	74.4	21	29.2
Coal	16	13.4	(2)	-1.6	11	15.3
Steel	6	5.0	(35)	-28.0	(11)	-15.3
Others	(3)	-2.5	(2)	-1.6	—	0.0
Total	119	100.0	125	100.0	72	100.0
1Q09

US GAAP
Table 27 — BALANCE SHEET

in US$ million	03/31/08	12/31/08	03/31/09
Assets
Current	12,765	23,238	22,034
Long-term	7,728	4,956	5,188
Fixed	58,321	51,737	54,508
Total	78,814	79,931	81,730
Liabilities
Current	9,639	7,237	6,924
Long term	32,017	28,246	28,894
Shareholders’ equity	37,158	44,448	45,912
Paid-up capital	12,804	24,241	24,231
Mandatory convertible notes	1,869	1,869	1,869
Non controlling interests	2,140	1,892	2,085
Reserves	20,345	16,446	17,727
Total	78,814	79,931	81,730
1Q09

US GAAP
Table 28 — CASH FLOW

	in US$ million
	1Q08	4Q08	1Q09
Cash flows from operating activities:
Net income	2,021	1,367	1,363
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	766	568	559
Dividends received	48	116	37
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(119)	(125)	(72)
Deferred income taxes	(296)	(219)	(171)
Impairment	—	950	—
Loss on sale of property, plant and equipment	37	10	41
Gain on sale of investment	(80)	—	—
Foreign exchange and monetary losses	(122)	740	(57)
Net unrealized derivative losses	294	586	(18)
Minority interest	24	27	(40)
Net interest payable	81	(3)	3
Others	(18)	17	(16)
Decrease (increase) in assets:
Accounts receivable	202	1,615	391
Inventories	(64)	(43)	119
Others	(155)	(171)	(181)
Increase (decrease) in liabilities:
Suppliers	(54)	200	(103)
Payroll and related charges	(248)	(25)	(139)
Income tax	(718)	119	216
Others	(191)	564	233
Net cash provided by operating activities	1,408	6,293	2,165
Cash flows from investing activities:
Short term investments	—	(1,674)	(909)
Loans and advances receivable	25	39	(12)
Guarantees and deposits	(34)	(71)	(19)
Additions to investments	(13)	(19)	(138)
Additions to property, plant and equipment	(1,625)	(3,689)	(1,688)
Proceeds from disposals of investment	134	—	—
Net cash used to acquire subsidiaries	—	—	(850)
Net cash used in investing activities	(1,513)	(5,414)	(3,616)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	129	(124)	29
Loans	16	33	(68)
Long-term debt	1,330	253	185
Repayment of long-term debt	(105)	(65)	(110)
Treasury stock	—	(752)	(10)
Interest attributed to shareholders	—	(1,600)	—
Dividends to minority interest	—	(56)	—
Net cash used in financing activities	1,370	(2,311)	26
Increase (decrease) in cash and cash equivalents	1,265	(1,432)	(1,425)
Effect of exchange rate changes on cash and cash equivalents	(47)	(2,863)	91
Cash and cash equivalents, beginning of period	1,046	14,626	10,331
Cash and cash equivalents, end of period	2,264	10,331	8,997
Cash paid during the period for:
Interest on short-term debt	(5)	—	—
Interest on long-term debt	(279)	(314)	(277)
Income tax	(1,672)	(149)	(143)
Non-cash transactions
Interest capitalized	(17)	(185)	(65)
1Q09

US GAAP
• ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 29 — VOLUMES SOLD: MINERALS AND METALS

in ‘000 metric tons	1Q08	4Q08	1Q09
Iron ore	68,297	47,846	49,829
Pellets	8275	7050	2271
Manganese ore	146	61	128
Ferroalloys	123	53	53
Nickel	66	71	59
Copper	63	89	66
Kaolin	263	242	179
Potash	158	34	105
Precious metals (oz)	527	597	710
PGMs (oz)	86	109	92
Cobalt (metric ton)	740	853	636
Aluminum	136	134	127
Alumina	833	1,362	1,257
Bauxite	150	216	49
Thermal coal	321	402	430
Metallurgical coal	683	629	546
Railroads (million ntk)	5,734	5,883	5,049
Table 30 — AVERAGE SALE PRICE

in US$/metric ton	1Q08	4Q08	1Q09
Iron ore	45.62	73.92	62.79
Pellets	79.15	145.25	118.45
Manganese ore	273.97	393.44	117.19
Ferroalloys	2,105.69	2,603.77	1,452.83
Nickel	28,651.52	11,926.62	10,776.51
Copper	8,044.52	3,041.35	3,566.36
Kaolin	205.32	185.95	217.88
Potash	405.06	676.47	619.05
Platinum (US$/oz)	1,890.02	865.27	1,020.56
Cobalt (US$/lb)	37.39	19.68	9.27
Aluminum	2,654.41	2,470.15	1,519.69
Alumina	333.73	321.59	194.91
Bauxite	40.00	41.67	40.82
Thermal coal	71.28	93.32	80.41
Metallurgical coal	72.53	256.25	182.01
Table 31 — ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

	1Q08	4Q08	1Q09
Ferrous minerals	40.7%	51.0%	56.5%
Non-ferrous minerals	36.6%	-23.5%	-17.2%
Logistics	22.5%	15.8%	-8.2%
Coal	-41.7%	28.3%	20.1%
Total	37.2%	27.7%	31.6%
Table 32 — ADJUSTED EBITDA BY BUSINESS SEGMENT

in US$ million	1Q08	4Q08	1Q09
Ferrous minerals	1,958	2,524	2,212
Non- ferrous minerals	1,825	236	155
Logistics	142	92	29
Coal	(18)	94	43
Others	(178)	(249)	(158)
Total	3,729	2,697	2,281
1Q09

US GAAP
• ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT
Table 32 — Adjusted EBIT

in US$ million	1Q08	4Q08	1Q09
Net operating revenues	7,832	7,255	5,324
COGS	(4,242)	(3,520)	(2,900)
SG&A	(322)	(708)	(233)
Research and development	(190)	(295)	(189)
Other operational expenses	(163)	(719)	(317)
Adjusted EBIT	2,915	2,013	1,685
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
Table 33 — Adjusted EBITDA
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

in US$ million	1Q08	4Q08	1Q09
Operational cash flow	1,408	6,293	2,165
Income tax	654	(966)	477
FX and monetary losses	10	(499)	41
Financial expenses	742	741	141
Net working capital	1,228	(2,259)	(536)
Other	(313)	(613)	(7)
Adjusted EBITDA	3,729	2,697	2,281
(c) Net debt
Table 34 — Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT

in US$ million	1Q08	4Q08	1Q09
Total debt	20,523	18,245	18,414
Cash and cash equivalents	2,264	12,639	12,214
Net debt	18,259	5,606	6,200
1Q09

US GAAP
(d) Total debt / Adjusted LTM EBITDA
Table 35 — Total debt / Adjusted LTM EBITDA

	1Q08	4Q08	1Q09
Total debt / Adjusted LTM EBITDA (x)	1.3	1.0	1.0
Total debt / LTM operational cash flow (x)	2.0	1.1	1.0
(e) Total debt / Enterprise value
Table 36 — Total debt / Enterprise value

	1Q08	4Q08	1Q09
Total debt/EV (%)	11.52	27.03	25.12
Total debt/total assets (%)	26.04	22.83	22.53
Enterprise value = Market capitalization + Net debt
(f) LTM EBITDA adjusted / LTM interest payments
Table 37 — LTM EBITDA adjusted / LTM interest payments

	1Q08	4Q08	1Q09
Adjusted LTM EBITDA / LTM interest payments (x)	11.58	15.02	13.96
LTM operational profit / LTM interest payments (x)	9.47	12.40	11.49
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.
1Q09

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations